Exhibit 21.1

Subsidiaries of Endo International Limited

Name	Jurisdiction of Organization
Endo Limited	Ireland
Endo U.S. Inc.	Delaware
Endo Luxembourg Holding Company S.a.r.l.	Luxembourg
Endo Luxembourg Finance Company I S.a.r.l.	Luxembourg
Endo Luxembourg Finance Company II S.a.r.l.	Luxembourg
8312214 Canada Inc.	Canada
8312222 Canada Inc.	Canada
RDS Merger Sub, LLC	Delaware
NIMA Acquisition, LLC	Delaware